UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Aspen Aerogels Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

04523Y105
(CUSIP Number)

RCGM, LLC
Reservoir Capital Group, L.L.C.
Reservoir Capital Partners (Cayman) L.P.
RCP GP, LLC
Reservoir Capital Partners, L.P.
Reservoir Capital Master Fund, L.P.
767 Fifth Avenue, 16th Floor
New York, New York 10153
(212) 610-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 04523Y105	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RCGM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,895,981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,895,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,895,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 04523Y105	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel H. Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,895,981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,895,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,895,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 04523Y105	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Craig A. Huff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,895,981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,895,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,895,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 04523Y105	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reservoir Capital Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,895,981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,895,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,895,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 04523Y105	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reservoir Capital Partners (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,644,066
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,644,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,644,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 04523Y105	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RCP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,644,066
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,644,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,644,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 04523Y105	SCHEDULE 13D	Page 8 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reservoir Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,644,066
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,644,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,644,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 04523Y105	SCHEDULE 13D	Page 9 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reservoir Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 251,915
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 251,915
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 04523Y105	SCHEDULE 13D	Page 10 of 12

This Amendment No. 2 to Schedule 13D (this “Amendment No.2”) is being filed by RCGM, LLC, a Delaware limited liability company (“RCGM”), Mr. Daniel H. Stern, Mr. Craig A. Huff, Reservoir Capital Group, L.L.C., a Delaware limited liability company (“RCG”), Reservoir Capital Partners (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands (“RCP Cayman”), RCP GP, LLC, a Delaware limited liability company (“RCP GP”), Reservoir Capital Partners, L.P., a Delaware limited partnership (“RCP”), and Reservoir Capital Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands (“RCMF”), with respect to the beneficial ownership of the common stock, par value $0.00001 per share (the “Common Stock”) of Aspen Aerogels Inc., a Delaware corporation (the “Company”).

Amendment No. 2 is being filed jointly by RCGM, Messrs. Stern and Huff, RCG, RCP Cayman, RCP GP, RCP and RCMF (each a “Reporting Person” and collectively the “Reporting Persons”) pursuant to a joint filing statement attached hereto as Exhibit 1 and amends the Reporting Persons’ responses to Items 4, 6 and 7 as set forth below.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following prior to the last paragraph thereof:

“On August 29, 2017, RCP and RCMF (“Reservoir”) provided the Company with written notice of the exercise of their demand registration rights (the “Demand Request Notice”). Reservoir has requested that the Company file a registration statement on Form S-3 with respect to the sale from time to time of an aggregate of 2,895,951 shares of the Company’s Common Stock. In the Demand Request Notice, Reservoir indicated that its intended method of disposition may include, among other methods, block transactions; ordinary brokerage transactions; privately negotiated transactions; underwritten offerings or a combination of methods of sale. The method and timing of any particular disposition will depend on market conditions and other factors and there can be no assurance that a registration statement with respect to the sale of such shares will be filed and declared effective by the Securities and Exchange Commission or that such shares will ultimately be sold pursuant to such registration statement or otherwise.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby restated as follows:

“The information in Item 4 is incorporated herein by reference.”

Item 7. Material to Be Filed as Exhibits.

Exhibit 1: Joint Filing Statement.

CUSIP No. 04523Y105	SCHEDULE 13D	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2017

RCGM, LLC
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

Daniel H. Stern
/s/ Daniel H. Stern
Name:	Daniel H. Stern

Craig A. Huff
/s/ Craig A. Huff
Name:	Craig A. Huff

Reservoir Capital Group, L.L.C.
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

Reservoir Capital Partners (Cayman), L.P. By: Reservoir Capital Group, L.L.C., its general partner
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

RCP GP, LLC
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

CUSIP No. 04523Y105	SCHEDULE 13D	Page 12 of 12

Reservoir Capital Partners, L.P. By: RCP GP, LLC, its general partner
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

Reservoir Capital Master Fund, L.P. By: Reservoir Capital Group, L.L.C., its general partner
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

EXHIBIT 1
to SCHEDULE 13D
JOINT FILING STATEMENT
PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated:   August 31, 2017

RCGM, LLC
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

Daniel H. Stern
/s/ Daniel H. Stern
Name:	Daniel H. Stern

Craig A. Huff
/s/ Craig A. Huff
Name:	Craig A. Huff

Reservoir Capital Group, L.L.C.
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

Reservoir Capital Partners (Cayman), L.P. By: Reservoir Capital Group, L.L.C., its general partner
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

RCP GP, LLC
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

Reservoir Capital Partners, L.P. By: RCP GP, LLC, its general partner
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

Reservoir Capital Master Fund, L.P. By: Reservoir Capital Group, L.L.C., its general partner
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer